UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Landmark Tower
2 Leonardo Da Vinci Street
Tel Aviv 6473309
Israel
(972) 03-6844459
(Address of principal executive office)

Landmark Tower
13 HaArba'a Street
Tel Aviv 6473913
Israel
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

ICL GROUP LTD.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Signs Agreement for the Supply of Potash to a Customer in India

Item 1

June 23, 2026

ICL Signs Agreement for the Supply of Potash to a Customer in India

ICL hereby announces that it has reached an agreement with its long-term customer, Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate of 375,000 metric tons of potash, with an option for additional 50,000 metric tons, to be supplied through in the coming year, at a price in line with the current market price in India ($383 per ton CIFFO Indian ports).

The agreement is within the framework of the five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022. For information regarding the long-term agreement with IPL (2022-2027), see the Company's announcements dated March 21, 2022, (Ref No.2022-02-032452).

Forward-Looking Statements

The information set forth in this immediate report, regarding the terms of the aforementioned supply Agreement, constitutes “forward-looking Statements” as defined in the Securities Law, 5728-1968, and may change and/or not materialize with respect to the supply quantities under the Agreement, the supply of the aforesaid option, or to the Company’s ability to supply the said quantities, as well as the periods and dates of supply under the Agreement, and in accordance with its terms. This information is based on information known to the Company as of this date, including estimates and forecasts whose realization depends, among other things, also on factors beyond the Company’s control, and therefore such information may change and/or not materialize. Readers should not place undue reliance on the forward-looking statements contained in this report, or on the additional specific risks and uncertainties appearing in the “Risk Factors” section of ICL’s annual report as published on Form 20-F for the year ended December 31, 2025, as such risk factors may be updated from time to time in the periodic reports and public disclosures that the Company publishes from time to time on Form 6-K and other reports that the Company files with the U.S. Securities and Exchange Commission. Forward-looking Statements relates only to the date on which it was provided, and the Company undertakes no obligation to update it as a result of new information or future developments, or to publicly release any correction to this information to reflect subsequent events or circumstances or to reflect unanticipated events or circumstances that may occur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Elad Aharonson
	Name:	Elad Aharonson
	Title:	President and CEO

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 23, 2026